FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending January 02, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 31 December 2006, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and American Depository Shares (ADSs) in the Company through the Annual Re-investment of Dividends paid throughout 2006:


SmithKline Beecham Non-Executive Directors Retainer Fee and Share Allocation Award - Annual Dividend Reinvestment


Non-Executive Director      No. of         Average
                          Ordinary           Price
                            Shares           (GBP)

Sir Ian Prosser             36.112           13.43



GlaxoSmithKline Non-Executive Directors Automatic Share Award and Elected Share Award - Annual Dividend Reinvestment


Non-Executive Director      No. of         Average        No. of        Average
                          Ordinary           Price          ADSs          Price
                            Shares           (GBP)                          ($)

Sir Christopher Gent        383.15           13.43
Mr Lawrence Culp                                          200.48          52.65
Sir Crispin Davis           460.39           13.43
Sir Deryck Maughan                                        139.00          52.65
Sir Ian Prosser             544.79           13.43
Dr Ronaldo Schmitz          487.14           13.43
Mr Tom de Swaan               6.14           13.43
Sir Robert Wilson           111.74           13.43



The Company and the Non-Executive Directors were informed of these allocations on 2 January 2007.

This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(b).



S M Bicknell
Company Secretary
2 January 2007





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 02, 2007                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc